SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

DaimlerChrysler AG
(Translation of registrant's name into English)

Epplestrasse 225, 70567 Stuttgart, Germany
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒                        Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                             No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DaimlerChrysler AG

        FORM 6-K: TABLE OF CONTENTS

  1.
  Recent developments regarding Toll Collect

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

Recent developments regarding Toll Collect

        As previously reported in our annual report on Form 20-F for the fiscal year ended December 31, 2003, our subsidiary DaimlerChrysler Services AG, Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) are members of a consortium that contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from heavy commercial vehicles using German highways. The consortium members formed a project company, Toll Collect GmbH, to serve as the principal builder and operator of the system.

        On February 17, 2004, the consortium members received a letter from the Federal Ministry of Transport advising them, among other things, that an announcement of the notice of termination of the agreement was imminent. We filed an English translation of this letter as Exhibit 99.2 to our 2003 annual report on Form 20-F. On February 25, 2004, the consortium members received the termination notice announced in the letter. The date of the notice was February 19, 2004. Although the notice of termination has not been formally retracted as of the date of this submission, on February 29, 2004, the consortium members reached an agreement in principle with the Federal Republic of Germany to continue the toll collection project on the following terms:

  •
  The toll collection system will start no later than January 1, 2005 with on-board units (OBUs) which allow for slightly less than full technical performance in accordance with the technical specification. Subject to a one year extension in certain circumstances, no later than January 1, 2006 the toll collection system will be as specified in the operating agreement.

  •
  On January 1, 2005, the consortium is required to make available at least 500,000 OBUs and the project company will be entitled to receive 95% of the remuneration otherwise payable under the operating agreement.

  •
  Delays in commencement of operation of the toll collection system after January 1, 2005 will result in monthly penalties of EUR 40 million increasing by EUR 5 million each month beginning in the second month of any delay up to a maximum of EUR 80 million per month through the period up to January 1, 2006.

  •
  During the period the toll collection system operates with OBUs which allow for a slightly less than full technical performance. The project company or the consortium will be liable for any net toll losses of the Federal Republic up to an amount of EUR 1 billion per year but no more than EUR 83,4 Mio per month. Contractual penalties accruing due to insufficient performance of contractual obligations or recourse claims against the consortium or the project company in case of liability of the Federal Republic for breach of duty will not be included in the liability cap.

  •
  In the event of major deviations from the project plan, which endanger the whole project, the consortium and the Federal Republic must reach a good faith agreement on steps that are appropriate and reasonable to minimize losses. In the event that neither trial operations for phase 1 nor the development of OBUs with slightly less than full technical performance have been successfully completed by June 1, 2005, the Federal Republic may take measures which, in parallel to the continuing development of OBUs with full technical performance, will initiate procurement of an alternative toll collection system.

  •
  Following the end of the agreed upon operational period with slightly less technical performance, the provisions governing penalties for delay of operation and liabilities contained in the original operating agreement will apply.

  •
  The parties agree to initiate the arbitration proceedings contemplated by the operating agreement without first undergoing a mediation proceeding.

  •
  The changes contemplated by the agreement in principle will be agreed upon in an appropriate form to amend the original agreement.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa. ROBERT KÖTHNER Name: Robert Köthner Title: Vice President Chief Accounting Officer

	By:	/s/ i.V. SILVIA NIERBAUER Name: Silvia Nierbauer Title: Director

Date: April 1, 2004